FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Top Ships Inc. (the “Company”) regarding the Annual Meeting of Shareholders of the Company that is scheduled for December 18, 2008, the Notice of Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 3 is the press release issued by the Company on November 14, 2008, announcing the date it intends to release its third quarter & nine-month 2008 results and announcing the date of the related conference call.

EXHIBIT 1

            November 17, 2008

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of TOP Ships Inc. (the “Company”), which will be held at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00pm on December 18, 2008.

At this Annual Meeting (the “Meeting”), shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class I Directors to serve until the 2011 Annual Meeting of Shareholders and until their successors are duly elected (“Proposal One”);

2.	To approve the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of votes cast by shareholders entitled to vote and voting at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

            Very truly yours,

            Evangelos J. Pistiolis
            Chief Executive Officer

TOP SHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 18, 2008

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Ships Inc. (the “Company”) will be held at 1:00pm on December 18, 2008, at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I Directors to serve until the 2011 Annual Meeting of Shareholders and until their successors are duly elected (“Proposal One”);

2.	To approve the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on November 12, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary

November 17, 2008
Athens, Greece

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI

ATHENS 151 24, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of TOP Ships Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00pm on December 18, 2008, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 17, 2008, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on November 12, 2008 (the “Record Date”), consisted of 30,302,996 shares of common stock, par value $0.01 (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in this Proxy Statement are not timely received, the persons named as proxies may propose and vote for one or more adjournments of the Meeting, with no other notice than announcement at the Meeting, in order to permit further solicitation of proxies.

The Common Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “TOPS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has six directors.  As provided in the Company’s Amended and Restated Articles of Incorporation, each Director is elected to serve for a three year term.  Under the Amended and Restated Bylaws of the Company (the “Bylaws”), the Board has been divided into three classes.  The terms of the Directors in Class I will expire as of the Meeting, the terms of the Directors in Class II will expire as of the annual meeting of stockholders for 2009, and the terms of the Directors in Class III will expire as of the annual meeting of stockholders for 2010.  Upon expiration of the terms of the Directors of each class as set forth above, the terms of their successors in that class will continue until the end of their terms and until their successors are duly elected.

Accordingly, the Board of Directors has nominated Michael G. Docherty and Roy Gibbs, both Class I Directors, for re-election as directors whose term would expire at the 2011 Annual Meeting and such time as their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominee for Director of the Company is set forth below:

Name	Age	Position
Michael G. Docherty	49	Director
Roy Gibbs	59	Director

Michael G. Docherty has served on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 25 years of international experience handling maritime insurance claims.

Roy Gibbs has served on our board of directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

Audit Committee.  The Company’s Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Docherty, Gibbs, and Christopher J. Thomas.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq Global Market, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”) as the Company's independent auditors for the fiscal year ending December 31, 2008.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposal One or Proposal Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) is available on the Company’s website at www.topships.org.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please call Top Ships Inc. at (011)-30-210-812-8107, or write to Eirini Alexandropoulou at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Directors

Eirini Alexandropoulou
            Secretary

November 17, 2008
Athens, Greece

EXHIBIT 2

[FRONT OF PROXY CARD]

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

[LOGO]

Proxy – Top Ships Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP SHIPS INC.

The undersigned hereby appoints Evangelos J. Pistiolis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of TOP SHIPS INC. Common Stock that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of TOP Ships Inc. (the “Company”) to be held December 18, 2008 (the “Meeting”) or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in the Proxy Statement are not timely received, the persons named as proxies may propose and vote for one or more adjournments of the Meeting, with no other notice than announcement at the Meeting, in order to permit further solicitation of proxies.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)

[REVERSE OF PROXY CARD]

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR

Proxies submitted by the Internet or telephone must be received by 1:00a.m., Central Time, on December 18, 2008.

Vote by Internet
•	Log on to the Internet and go to www.investorvote.com
•	Follow the steps outlined on the secured website.

Vote by telephone
•	Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
•	Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A  Proposals – The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposal 2.

1.        To elect two Class I Directors to serve until the 2011 Annual Meeting of Shareholders and until their successors are duly elected:
01 – Michael G. Docherty	□ For	□ Withhold
02 – Roy Gibbs	□ For	□ Withhold

2.	To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008.
□ For	□ Against	□ Abstain

3.	To transact other business as may properly come before the meeting or any adjournment thereof.

B  Non-Voting Items

Change of Address – Please print new address below.
________________________

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting                 □

C  Authorized Signatures – This section must be completed for your vote to be counted.  - Date and Sign Below

Please sign exactly as name(s) appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.
________________________

Signature 1 – Please keep signature within the box.
________________________

Signature 2 – Please keep signature within the box.
________________________

EXHIBIT 3

NEWS RELEASE for November 14, 2008
Contact:            Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES DATE OF THIRD QUARTER &
NINE-MONTH 2008 RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (November 14, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) will release its third quarter and nine-month 2008 results on Thursday, November 20, 2008, before market opening. That same day, at 11:00AM ET, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company’s website at www.topships.org, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 304010. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through November 27, 2008.

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of seven double-hull handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 58% are sister ships. All of the Company's  handymaxes are on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates.

■
Six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

# # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: November 17, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 936578